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
Paging Network, Inc.      Arch Communications Group, Inc.        Vast Solutions, Inc.
 14911 Quorum Drive       1800 West Park Drive, Suite 250    14131 Midway Road, Suite 500
  Dallas, TX 75240             Westborough, MA 01581              Addison, TX  75001
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July 19, 2000

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Barry N. Summer
       Raymond Be

     Re: Paging Network, Inc. and Arch Communications Group, Inc. Form S-4
         (File No. 333-94403)
         Vast Solutions, Inc. Form S-1 (File No. 333-94403-01)

Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Paging Network, Inc., a Delaware corporation ("PageNet"), and Arch Communications Group, Inc., a Delaware corporation ("Arch"), hereby request that the Securities and Exchange Commission consent to the withdrawal of the PageNet and Arch Registration Statement on Form S-4 (File No. 333-94403), together with all amendments, annexes and exhibits thereto and Vast Solutions, Inc., a Delaware corporation ("Vast"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Vast Registration Statement on Form S-1 (File No. 333-94403-01), together with all amendments, annexes and exhibits thereto (collectively, the PageNet and Arch Registration Statement on Form S-4 and the Vast Registration Statement on Form S-1, together with all amendments, annexes and exhibits thereto, are referred to as the "Registration Statements"). PageNet, Arch and Vast request withdrawal of their respective Registration Statements because, due to the involuntary bankruptcy petition that was recently filed against PageNet, they will now be conducting the offering and the distribution of shares of common stock contemplated in the Registration Statements as part of the bankruptcy proceedings and they expect that such transactions will be exempt from registration pursuant to Section 1145 of the Bankruptcy Code. No shares of common stock of PageNet, Arch or Vast have been or will be issued or sold under the Registration Statements.

     PageNet, Arch and Vast further request that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for each Registration Statement in the following manner: "Withdrawn upon request of the Registrant(s), the Commission consenting thereto."
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     If you have any questions or comments or require further information or documentation, please do not hesitate to call Mr. Frazee at (972) 801-8000, Mr. Pottle at (508) 870-6700 or Edward Young, Esq. at (617) 526-6659.

Sincerely,

/s/ John P. Frazee, Jr.                     /s/ J. Roy Pottle

John P. Frazee, Jr.                         J. Roy Pottle
Chairman and Chief Executive Officer        Executive Vice President and
of Paging Network, Inc.                     Chief Financial Officer
and Vast Solutions, Inc.                    of Arch Communications Group, Inc.